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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68275

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Regulus Financial Group, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__2687 44th St SE, Ste 101__
                                          (No. and Street)

Kentwood	MI	49512
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald Carlson	616-485-1131	dcarlson@regalfin.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Bauer & Company LLC__
                          (Name – if individual, state last, first, and middle name)

PO Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

November 20, 2014	6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Carlson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Regulus Financial Group, LLC _____, as of 12/31 _____, 2 025 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
President

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REGULUS FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR YEAR ENDED
DECEMBER 31ST, 2025

REGULUS FINANCIAL GROUP, LLC

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31ST, 2025

CONTENTS



<p style="text-align:center">REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</p>

To the Member of Regulus Financial Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Regulus Financial Group, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Regulus Financial Group, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Regulus Financial Group, LLC's management. Our responsibility is to express an opinion on Regulus Financial Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Regulus Financial Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Regulus Financial Group, LLC's financial statements. The supplemental information is the responsibility of Regulus Financial Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Regulus Financial Group, LLC's auditor since 2022.

Austin, Texas
February 25, 2026

REGULUS FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31st, 2025

ASSETS

ASSETS:

Cash and cash equivalents	$	175,658
CRD accounts		2,708
Receivables:		
Commissions		124,910
Representatives		6,596
Affiliated Company		12,572
Prepaid expenses		114,266
TOTAL ASSETS	**$**	**436,710**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Payables:		
Commissions	$	132,376
Accounts Payable		10,420
Accrued Liabilities		41,557
Total Liabilities	**$**	**184,353**

MEMBER'S EQUITY:

Total Member's Equity	**$**	**252,357**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**436,710**

REGULUS FINANCIAL GROUP, LLC

STATEMENT OF OPERATIONS

For the year ended December 31st, 2025

REVENUES:

Sales-Based		
Insurance-Based Commissions	$	3,314,138
Mutual Fund Commissions		650,118
Securities Commissions		89,668
Other Direct Commissions		28,315
Total Sales-Based Revenue		**4,082,239**
Trailing Revenue		
Mutual Fund and Insurance		2,489,990
Total Trailing Revenue		**2,489,990**
Other Revenue		617,929
Total Revenues	**$**	**7,190,158**

EXPENSES:

Representative Compensation	$	5,606,079
Staff Compensation		573,729
Computer and Internet Expenses		331,247
Insurance Expense		93,408
Regulatory Expense		121,729
Brokerage Expense		54,024
Professional Fees		27,229
Rent Expense		31,920
Finance Charges		22,042
Payroll Service Fee		11,501
Office Expense		8,807
Consulting Fees		2,700
Telephone Expense		2,443
Total Expenses	**$**	**6,886,858**
NET INCOME	**$**	**303,300**

The accompanying notes to the financial statements are an integral part of these financial statements.

REGULUS FINANCIAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the year ended December 31st, 2025

	Total Member's Equity
Balance at January 1st, 2025	$ 396,057
Withdrawals	(447,000)
Net Income	303,300
Balance at December 31st, 2025	$ 252,357

The accompanying notes to the financial statements are an integral part of these financial statements.

REGULUS FINANCIAL GROUP, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31st, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	303,300
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Receivables		(31,458)
Prepaid expenses		(13,568)
CRD account		4,727
Increase (decrease) in:		
Accounts payable		(1,411)
Commissions payable		(9,696)
Accrued Liabilities		(849)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	251,045
Member Distributions		(447,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	$	(447,000)
DECREASE IN CASH AND CASH EQUIVALENTS		(195,955)
CASH AND CASH EQUIVALENTS, Beginning of Year		371,613
CASH AND CASH EQUIVALENTS, End of Year	$	175,658

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for interest	$	-
Cash paid for income taxes	$	-

The accompanying notes to the financial statements are an integral part of these financial statements.

1. **ORGANIZATION AND NATURE OF BUSINESS**

Regulus Financial Group, LLC is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan Corporation.

The Company is engaged in business in Michigan and multiple other states as a securities broker-dealer, which comprises several classes of services. The Company clears its securities under a tri-party agreement dated July 4th 2017, with Pershing, LLC and Saxony Securities. The Company offers services through direct relationships with vendors and product sponsors.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   a. **BASIS OF ACCOUNTING**

   These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles, which is required by the SEC and FINRA whereby revenues are recognized in the period earned and expenses when incurred.

   b. **SECURITIES CLEARING**

   The Company clears securities through a tri-party agreement with Pershing and Saxony Securities.

   The Company also has a clearing agreement with Depository Trust and Clearing Corporation (DTCC), and its subsidiary, National Securities Clearing Corporation (NSCC), for utilizing the Mutual Fund Services and Insurance and Retirement Processing Services.

   c. **CONTRACT ASSETS AND LIABILITIES**

   Contract assets represent the Company's right to consideration in exchange for goods or services that the Company has transferred to a customer, excluding unconditional rights to consideration that are presented as receivables. Contract liabilities represent the Company's obligation to deliver products or provide data to customers in the future for which cash has already been received.

   d. **CASH AND CASH EQUIVALENTS**

   The statement of cash flow is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

   e. **ACCOUNTS RECEIVABLE**

   Accounts receivable are securities fees/commissions and representative fee obligations due under normal trade terms. Commissions receivable are stated at the amount management expects to collect from outstanding balances. The Company establishes an allowance based upon relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company considered the historical evidence and current conditions, and there is not a foreseeable expectation of an event of change that would result in the receivables being paid for less than amortized cost.

   f. **PREPAID FINRA LICENSING**

   The Company amortizes the cost of annual FINRA licensing over the period of benefit, which was twelve months for 2025.

   g. **PROPERTY, EQUIPMENT AND OTHER FIXED ASSETS**

   Property, equipment and other fixed assets are stated at cost. Depreciation on property and equipment is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Software is amortized on a straight-line basis over a 3-year period from acquisition. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

   h. **MANAGEMENT ESTIMATES**

   The preparation of financial statements in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standards Board (FASB) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   i. **CREDIT LOSSES**

   The Company accounts for estimated credit losses in accordance with FASB ASC 326-20 *Financial Instruments – Credit Losses*. The Company continually reviews the credit quality of its counterparties, and if deemed necessary, an allowance will be established. As of December 31, 2025, no allowance for credit losses has been recorded.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

j. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

k. FAIR VALUE MEASUREMENTS

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, receivables, prepaid expenses, commissions payable, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

l. REVENUE RECOGNITION

Revenues are recognized when performance obligations under contracts with customers are met.

Sales-Based Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over the counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue and is responsible for execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date.

Mutual Fund and Insurance Trailing Revenue

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is met as long as the client holds onto the mutual fund or insurance product after its original sale.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other income is generated by affiliation – fees charged to advisors and marketing reimbursements.

3. INCOME TAXES

The Company is a limited liability company. In lieu of federal corporate income taxes, the members are taxed on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authority.

Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31st, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes the prior three years remain subject to income tax examinations by the applicable taxing authorities.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain minimum net capital of not less than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31st, 2025, the Company had net capital of $97,479, which was $85,189 in excess of the required net capital of $12,290 and the Company's aggregate indebtedness to net capital ratio was 1.89 to 1.

5. RELATED PARTY TRANSACTIONS

The Company contracts the majority of its employees from Regal Financial Group, LLC and Regal Investment Advisors, LLC under expense sharing agreements. The Company has recorded a net related party receivable of $12,572 due from Regal Investment Advisors, LLC on the statement of financial condition at December 31, 2025.

The Company also receives varied communication support services, information technology support services and use of equipment and software from Regal Investment Advisors, LLC. A total of $916,892 was charged to expense for the year ended December 31st, 2025.

5. RELATED PARTY TRANSACTIONS (CONTINUED)

Affiliates who contract with both the Company and Regal Investment Advisors, LLC, are charged a single monthly affiliation fee by the Company, and a portion is remitted to Regal Investment Advisors, LLC. The portion to be remitted is determined by the expense sharing agreement with Regal Investment Advisors, LLC. $262,567 was charged against affiliation fee revenue for the year ended December 31, 2025.

FUJHIMO, LLC and the Company are under common ownership. The Company signed a one-year agreement for office space from FUJHIMO, LLC, commencing on August 1st, 2025, at a monthly rate of $2,660. This agreement lasts for one year with no renewal options and therefore does not meet the definition of a lease under ASC 842. Rent expense totaled $31,920 for the year ended December 31st, 2025.

The following schedule details future minimum payments as of December 31st, 2025 for the operating agreement:

For the year ending December 31st, 2026:	$	18,620
	$	**18,620**

6. MAJOR PRODUCTS

During the year ended December 31st, 2025, the Company's revenues were substantially from three main product types which accounted for approximately 74% of total revenues; 39% of total revenue was received from three vendors. These three main product types were variable annuities (consisting of new business and trail revenue), fixed index annuities, and mutual fund trails. Of the outstanding commission receivable, 92% was from three vendors.

7. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2026, the date the financial statements were available to be issued.

8. COMMITMENTS, GUARANTEES, AND CONTINGENCIES

The Company is not aware of any current issues that will have any material effect on the Company's financial position.

The Company provides representation and warranties to the counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business.

8. COMMITMENTS, GUARANTEES, AND CONTINGENCIES (CONTINUED)

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there were no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

The Company was named in two disputes which have been settled:

Kissinger et al. v. Regulus Financial Group, LLC el al.

The claimants sought compensatory damages between $1.0 million and $5.0 million. During the year ended December 31, 2025, the parties reached a settlement in principle pursuant to which the claimants agreed to dismiss all claims in exchange for aggregate settlement payments of $320,000, of which $220,000 was paid by the Company's insurer and $100,000 was paid by an affiliated individual. The matter has been resolved, and the Company did not incur a material uninsured loss in connection with the settlement.

Ari Hirschfeld, Joseph Guarino and Samantha Guarino, et al. v. Regulus Advisors, LLC, et al.

Claimants sought compensatory damages of not less than $473,000 plus fees and costs. In October 2025, the Company entered into a settlement agreement with the claimants pursuant to which the Company agreed to pay $43,000, which was covered by the Company's insurer, and the claimants withdrew all claims against the Company.

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

9. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services. The Company has identified its "Morning Manager Group" as the chief operating decision maker ("CODM"). The "Morning Manager Group is a group of Officers, Managers, and Directors, who meet every morning to discuss operational, financial, and compliance matters. It includes the President, Chief of Staff, Chief Compliance Officer, Chief Financial Officer, Director of Operations, Director of Risk Management, and Director of Surveillance. The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single

reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 22% of its total revenues from a single external customer in 2025.

See the Statement of Operations for segment revenue and significant expenses for the year ended December 31, 2025. The following table presents the other required segment disclosures for the year ended December 31, 2025

Segment asset information is provided in the Statement of Financial Condition.

10. RECENT ACCOUNTING PRONOUNCEMENTS

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standard setting bodies are not expected to have a material impact on the company's financial position, results of operations or cash flows.

SUPPLEMENTARY SCHEDULES

REGULUS FINANCIAL GROUP, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

As at December 31st, 2025

NET CAPITAL:

Total member's equity	$	252,357
Total capital qualified for net capital		252,357
Deductions and/or charges:		
Non-allowable assets:		
Receivables:		
Non-allowable commissions		18,736
Representatives		6,596
Affiliated Company		12,572
CRD Accounts		2,708
Prepaid expenses		114,266
TOTAL NET CAPITAL	**$**	**97,479**

AGGREGATE INDEBTEDNESS:

Items included in Statement of Financial Condition:		
Accounts payable	$	10,420
Commissions Payable		132,376
Accrued Liabilities		41,557
Deferred Revenue		-
TOTAL AGGREGATE INDEBTEDNESS	**$**	**184,353**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Net capital requirement	$	5,000
Minimum net capital required	$	12,290
Excess net capital	$	85,189
Net capital less 10% of aggregate indebtedness	$	79,044
Ratio: Aggregate indebtedness to net capital		1.89

There is no difference in the above computation in the Company's net capital as reported in the Company's amended Part IIA (unaudited) FOCUS report as of December 31, 2025 filed on January 21, 2026.

REGULUS FINANCIAL GROUP, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

As at December 31st, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule and does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company does not hold funds or securities for, or owe money or securities to, customers.

The accompanying notes to the financial statements are an integral part of these financial statements.

17

REGULUS FINANCIAL GROUP, LLC

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

As at December 31st, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule and does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company did not maintain possession or control of any customers' funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Regulus Financial Group, LLC

We have reviewed management's statements, included in the accompanying Regulus Financial Group, LLC Management Statement Regarding Exemption From SEC Rule 15c3-3 Year Ended December 31, 2025 in which Regulus Financial Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Regulus Financial Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii). Regulus Financial Group, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2025 without exception.

Regulus Financial Group, LLC is also filing this Exemption Report because Regulus Financial Group, LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Regulus Financial Group, LLC, and Regulus Financial Group, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Regulus Financial Group, LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Regulus Financial Group, LLC's management is responsible for compliance with the exemption provision and its statements and the provision of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Regulus Financial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 25, 2026



REGULUS FINANCIAL GROUP, LLC
MANAGEMENT STATEMENT REGARDING EXEMPTION FROM SEC RULE 15c3-3
YEAR ENDED DECEMBER 31, 2025

We, as members of management of Regulus Financial Group, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3 (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31st, 2025 without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Regulus Financial Group, LLC

Don Carlson, President

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON APPLYING AGREED-UPON PROCEDURES

To the Member of Regulus Financial Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Regulus Financial Group, LLC and the SIPC, solely to assist you and SIPC in evaluating Regulus Financial Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Regulus Financial Group, LLC's (the "Company") is responsible for its Form SIPC-7 and for its compliance the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Regulus Financial Group, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 25, 2026

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

SECURITIES INVESTOR PROTECTION CORPORATION

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME   *SEC No.*
REGULUS FINANCIAL GROUP LLC   8-68275

For the fiscal period beginning _____ 1/1/2025 _____ and ending _12/31/2025_

---

1 Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 7,190,158.00

2 Additions:

  a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  b Net loss from principal transactions in securities in trading accounts.

  c Net loss from principal transactions in commodities in trading accounts.

  d Interest and dividend expense deducted in determining item 1.

  e Net loss from management of or participation in the underwriting or distribution of securities.

  f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.

  g Net loss from securities in investment accounts.

  h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3 Add lines 1 and 2h $ 7,190,158.00

4 Deductions:

  a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. $ 6,488,682.00

  b Revenues from commodity transactions.

  c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

  d Reimbursements for postage in connection with proxy solicitations.

  e Net gain from securities in investment accounts.

  f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  h Other revenue not related either directly or indirectly to the securities business.

  Deductions in excess of $100,000 require documentation

5 **a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income

  b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)

  c Enter the greater of line 5a or 5b $ 0.00

6 Add lines 4a through 4h and 5c. This is your **total deductions**. $ 6,488,682.00

7 Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**. $ 701,476.00

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AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 1,052.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-7 or 7A		$ 1,048.00	
11	**a** Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b Overpayment(s) applied on all 2025 SIPC-7 and 7A(s)	$ 0.00		
	c Any other overpayments applied	$ 0.00		
	d All payments applied for 2025 SIPC-6 and 6A(s)	$ 979.00		
	e All payments applied for 2025 SIPC-7 and 7A(s)	$ 69.00		
	f Add lines 11a through 11e		$ 1,048.00	
12	**LESSER** of line 10 or 11f.			$ 1,048.00
13	**a** Amount from line 8		$ 1,052.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 1,048.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 4.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 4.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No. 8-68275	*Designated Examining Authority* DEA: FINRA	*FYE* 2025	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	REGULUS FINANCIAL GROUP LLC 2687 44TH ST SE STE 101 KENTWOOD, MI 49512 UNITED STATES		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

REGULUS FINANCIAL GROUP LLC	Kelley Luttrull
(Name of SIPC Member)	(Authorized Signatory)
1/29/2026	kluttrull@regalfin.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

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